Exhibit (a)(5)(O)

Press Release February 6, 2007

E.ON welcomes positive Endesa board response

E.ON welcomes the favourable statement of Endesa’s Board on its 38.75 per share all-cash offer for Endesa. The statement comes after the Spanish stock market regulator CNMV today approved E.ON’s increased offer price.

In its statement, the Endesa’s Board clearly supports E.ON’s view that its offer creates an attractive opportunity for the company’s shareholders. The Board states that E.ON has offered a fair price and has underlined the attractiveness of the all-cash offer to its shareholders. Furthermore, Endesa has said it backs E.ON’s bid because it will maintain the integrity of the Endesa business which will benefit all stakeholders.

In support of E.ON’s offer, the members of the Board have committed themselves to vote in favour of the amendments of the by-laws at Endesa’s EGM on March 20 2007. It has recommended that all other shareholders should do the same in order to fulfil the respective condition of E.ON’s offer.

E.ON further welcomes the news today that, as a major Endesa shareholder, Caja Madrid will vote in favour of the amendment at the EGM in March.

E.ON’s Chief Executive Wulf Bernotat said: “We are pleased Endesa’s Board supports our final offer. The positive response from Endesa’s Management confirms the attractiveness of our all-cash offer and I am delighted that Endesa has encouraged its shareholders to follow its lead and vote to change the by-laws. We encourage Endesa’s shareholders to attend the extraordinary general meeting and hope that they will realise this unique opportunity by tendering their shares to us.”

E.ON AG
E.ON Platz 1
40479 Düsseldorf
For information
please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

Press Release E.ON AG, February 6, 2007	Page 2 of 3

Media Contacts E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva Comunicaciones	+34 913 601 720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK / International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

On the 26 of January, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa

Press Release E.ON AG, February 6, 2007	Page 3 of 3

operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.